UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **October 2008**

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

ITEM 1.   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	September 30, 2008		December 31, 2007	
Assets				
Current assets:				
Cash and cash equivalents	$	2,491.0	$	2,134.3
Short term investments		596.3		669.8
Trade receivables, net		1,125.0		1,089.2
Inventories		559.3		548.5
Deferred income tax assets		214.1		89.3
Other current assets		265.9		293.7
Total current assets		5,251.6		4,824.8
Long term investments		31.3		41.8
Property, plant and equipment, net		1,099.0		1,030.0
Intangible assets, net		93.5		89.6
Goodwill		628.3		626.0
Long term deferred income tax assets		302.4		322.1
Other assets		88.5		81.3
Total assets	$	7,494.6	$	7,015.6
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable	$	230.6	$	208.7
Short term borrowings		1,313.2		1,751.1
Current maturities of long term debt		1.5		1.3
Other current liabilities		944.6		901.1
Total current liabilities		2,489.9		2,862.2
Long term debt, net of current maturities		53.0		52.2
Long term deferred income tax liabilities		21.9		23.9
Other long term liabilities		526.1		702.6
Contingencies				
Shareholders' equity:				
Common shares, par value CHF 0.20 per share; 321,297,600 shares authorized, 304,676,205 shares issued and 299,393,129 shares outstanding at September 30, 2008; 328,955,000 shares authorized, 311,735,728 shares issued and 297,662,706 shares outstanding at December 31, 2007		42.2		43.1
Additional paid-in capital		1,431.5		1,299.8
Accumulated other comprehensive income		155.0		203.0
Retained earnings		3,275.9		3,392.2
Treasury shares, at cost; 5,383,076 shares at September 30, 2008 and 14,073,022 shares at December 31, 2007		(500.9)		(1,563.4)
Total shareholders' equity		4,403.7		3,374.7
Total liabilities and shareholders' equity	$	7,494.6	$	7,015.6

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended September 30,		Nine months ended September 30,	
	2008	**2007**	**2008**	**2007**
Sales	$ 1,524.6	$ 1,335.7	$ 4,796.2	$ 4,129.9
Cost of goods sold	348.4	324.6	1,161.2	1,026.9
Gross profit	1,176.2	1,011.1	3,635.0	3,103.0
Selling, general and administrative	501.0	403.8	1,512.1	1,252.4
Research and development	174.2	130.9	461.3	404.3
Amortization of intangibles	6.7	10.3	21.6	40.6
Operating income	494.3	466.1	1,640.0	1,405.7
Other income (expense):				
Gain (loss) from foreign currency, net	(10.0)	3.6	(7.3)	8.6
Interest income	19.8	11.0	66.0	45.8
Interest expense	(13.4)	(9.5)	(45.2)	(30.7)
Other, net	(41.2)	1.9	(51.3)	20.2
Earnings before income taxes	449.5	473.1	1,602.2	1,449.6
Income taxes	(177.6)	57.8	(20.7)	239.7
Net earnings	$ 627.1	$ 415.3	$ 1,622.9	$ 1,209.9
Basic earnings per common share	$ 2.10	$ 1.39	$ 5.44	$ 4.05
Diluted earnings per common share	$ 2.07	$ 1.38	$ 5.38	$ 4.00
Basic weighted average common shares	299,076,483	297,829,693	298,428,116	298,601,255
Diluted weighted average common shares	302,636,080	301,516,463	301,920,346	302,457,862

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Nine months ended September 30,	
	2008	**2007**
Cash provided by (used in) operating activities:		
Net earnings	$ 1,622.9	$ 1,209.9
Adjustments to reconcile net earnings to cash provided from operating activities:		
Depreciation	128.5	119.5
Amortization of intangibles	21.6	40.6
Share-based payments	70.2	72.6
Tax benefit from share-based compensation	7.7	13.4
Deferred income taxes	(117.6)	(45.2)
Loss (gain) on sale of assets	8.9	(9.5)
Unrealized depreciation (appreciation) on trading securities	41.0	(2.5)
Other	7.2	--
Changes in operating assets and liabilities:		
Trading securities	--	(539.3)
Trade receivables	(14.9)	(88.9)
Inventories	12.8	(18.5)
Other assets	24.2	(23.3)
Accounts payable and other current liabilities	60.9	150.2
Other long term liabilities	(178.3)	(64.3)
Net cash from operating activities	1,695.1	814.7
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(214.9)	(139.7)
Purchases of intangible assets	(28.2)	(0.1)
Purchase of investments	(816.5)	(69.6)
Proceeds from sales and maturities of investments	830.9	143.9
Other	4.2	2.2
Net cash from investing activities	(224.5)	(63.3)
Cash provided by (used in) financing activities:		
Net proceeds from (repayment of) short term debt	(497.7)	(165.5)
Proceeds from issuance of long term debt	--	1.1
Repayment of long term debt	(1.7)	(5.8)
Dividends on common shares	(749.7)	(612.8)
Acquisition of treasury shares	(44.3)	(875.9)
Proceeds from exercise of stock options	119.3	158.3
Tax benefits from share-based payment arrangements	51.3	80.5
Net cash from financing activities	(1,122.8)	(1,420.1)
Effect of exchange rates on cash and cash equivalents	8.9	6.4
Net increase (decrease) in cash and cash equivalents	356.7	(662.3)
Cash and cash equivalents, beginning of period	2,134.3	1,489.2
Cash and cash equivalents, end of period	$ 2,491.0	$ 826.9
Supplemental disclosure of cash flow information:		
Cash paid during the period for the following:		
Interest expense, net of amount capitalized	$ 44.9	$ 29.1
Income taxes	$ 176.1	$ 145.8

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(1) Condensed Consolidated Financial Statements

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé"), which owned 156,076,263 common shares of Alcon at September 30, 2008. During July 2008, Nestlé sold approximately 74 million of its Alcon common shares, as discussed in note 13 to the condensed consolidated financial statements.

The interim condensed consolidated financial statements of Alcon and its subsidiaries (collectively, the "Company") are unaudited. Amounts presented at December 31, 2007 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2) Earnings Per Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	Three months ended September 30,		Nine months ended September 30,	
	2008	**2007**	**2008**	**2007**
Basic weighted average common shares outstanding	299,076,483	297,829,693	298,428,116	298,601,255
Effect of dilutive securities:				
Employee stock options	2,764,070	3,465,459	2,906,599	3,705,114
Share-settled stock appreciation rights	567,965	108,846	401,845	59,839
Share-settled restricted share units	82,301	16,988	51,615	12,750
Contingent restricted common shares	145,261	95,477	132,171	78,904
Diluted weighted average common shares outstanding	302,636,080	301,516,463	301,920,346	302,457,862

Certain executives of the Company had deferred the receipt of 146,451 and 161,097 Alcon common shares at September 30, 2008 and 2007, respectively, into the Alcon Executive Deferred Compensation Plan ("DCP"). Alcon common shares held in the DCP were reflected as outstanding in the condensed consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

(in millions, except share and per share data)

The computations of diluted weighted average common shares outstanding for the periods ended September 30, 2008 and 2007 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2008	2007
Stock options	125	184,146
Share-settled stock appreciation rights	16,916	1,418,357

The effect of their inclusion would have been anti-dilutive.

(3) Cash Flows—Supplemental Disclosure

Non-Cash Financing Activities

(a) During the nine-month periods ended September 30, 2008 and 2007, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited 14,194 shares and 14,974 shares, respectively. The forfeited shares were recorded as treasury shares during the respective periods.

(b) During the nine-month periods ended September 30, 2008 and 2007, $0.4 and $0.3, respectively, of dividends, applicable to Alcon common shares that previously were deferred into the Alcon Executive Deferred Compensation Plan, were not paid in cash but were credited to additional paid-in capital until such dividends are delivered in common shares.

Changes in Presentation

Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," became effective for fiscal years beginning after November 15, 2007 and generally does not permit retrospective application. SFAS No. 159 amends SFAS No. 95, "Statements of Cash Flows," and directs entities to classify cash receipts and cash payments related to items measured at fair value according to their nature and purpose. As a result, cash receipts and payments related to trading securities, which were reported in net cash from operating activities in the 2007 period, were reported in cash flows from investing activities in the 2008 period and cash flows for the 2008 period are not directly comparable to the 2007 period. Cash payments and receipts related to available-for-sale securities have been included in cash flows from investing activities in both the 2008 and 2007 periods.

Access to Cash Equivalents

At September 30, 2008, cash and cash equivalents included $707.0 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe), London pursuant to a Custody Agreement. Because Lehman Brothers International (Europe), London has filed for administration in England, the Company does not have access to these cash equivalents until the appointed administrators complete the process of reviewing Lehman Brothers International (Europe), London records and the custody arrangements and return the assets held in custodial accounts to their owners. Although no loss is expected and the Company anticipates the receipt of the cash equivalents within the next three months, the timing of the distribution is uncertain.

(in millions, except share and per share data)

(4) Supplemental Balance Sheet Information

	September 30, 2008	December 31, 2007
Inventories, at Lower of Cost or Market		
Finished goods	$ 340.9	$ 337.6
Work in process	46.0	47.8
Raw materials	172.4	163.1
Total	$ 559.3	$ 548.5

	September 30, 2008	December 31, 2007
Property, Plant and Equipment, Net		
Property, plant and equipment, at cost	$ 2,282.9	$ 2,125.7
Accumulated depreciation	(1,183.9)	(1,095.7)
Net	$ 1,099.0	$ 1,030.0

	September 30, 2008	December 31, 2007
Accumulated Other Comprehensive Income (Loss)		
Foreign currency translation adjustment	$ 248.2	$ 283.0
Unrealized gains (losses) on investments, net of income taxes	(19.3)	(3.2)
Unrecognized postretirement benefits (losses) and prior service costs, net of tax benefits	(73.9)	(76.8)
Total	$ 155.0	$ 203.0

(5) Fair Value of Financial Instruments

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements." The standard defines fair value, provides a consistent framework for measuring fair value under U.S. GAAP and expands fair value financial statement disclosure requirements. SFAS No. 157 does not require any new fair value measurements.

Financial instruments, such as equity or fixed income securities, other investments and derivatives, are presented at fair value. Fair value is defined as the price at which an asset could be exchanged or a liability could be transferred in an orderly transaction between knowledgeable and willing market participants within the principal or most advantageous market at the measurement date. Where available, fair value is based on or derived from observable market prices or parameters. Where observable prices or inputs are not available, pricing for similar financial assets or liabilities, dealer quotes or valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Beginning January 1, 2008, financial assets and liabilities recorded at fair value in the condensed consolidated balance sheets were categorized based upon the level of judgment associated with the inputs used to measure their fair value. The SFAS No. 157 hierarchical levels, based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

(in millions, except share and per share data)

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of Company assets carried at Level 1 fair value are equities listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

The Company's assets generally included in this fair value category are various government agency securities, certain investment funds, mortgage backed securities, collateralized mortgage obligations, foreign exchange derivatives and certain interest rate derivatives. Foreign exchange derivatives and interest rate derivatives are valued using corroborated, observable market data. The Company's liabilities generally included in this fair value category consist of certain foreign exchange derivatives.

Level 3 – Inputs are unobservable inputs for the asset or liability. These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, the Company's assets carried at fair value included in this category are various investment funds. The Company's liabilities carried at fair value in this category consist of certain interest rate derivatives.

The majority of the Company's corporate investments are held in funds professionally managed by investment advisors. The net asset values are furnished in statements received from fund custodians who reflect valuations conducted according to their respective fund pricing policies and asset types. The complete details of the fund holdings of several of the Company's professionally managed funds sometimes may be unavailable to allow the Company to look through to the underlying assets at the date the financial statements are prepared. Because of these constraints, the Company classifies these fund investments as Level 3. For other fund investments for which fund holdings are available, the Company is able to properly assess the classification of some investment funds as Level 2 through due diligence, discussions with fund managers, and examining significant inputs and material balances in each investment and the techniques they employ to value the underlying securities within the respective funds.

Fair Value by Category

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest level of input that is significant to the fair value measurement.

	Fair Value as of September 30, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial Assets				
Trading securities	$ --	$ 156.3	$ 294.8	$ 451.1
Available-for-sale securities	29.1	147.4	--	176.5
Foreign exchange derivatives	--	0.8	--	0.8
Interest rate derivatives	--	0.6	--	0.6
Total	$ 29.1	$ 305.1	$ 294.8	$ 629.0
Financial Liabilities				
Foreign exchange derivatives	$ --	$ 2.0	$ --	$ 2.0
Interest rate derivatives	--	--	0.1	0.1
Total	$ --	$ 2.0	$ 0.1	$ 2.1

(in millions, except share and per share data)

Cash and cash equivalents of $2,491.0 and long term investments accounted for under the equity method of $8.6 were excluded from this table.

Level 3 Gains and Losses

At September 30, 2008, there were two types of financial assets and liabilities currently included in Level 3: trading securities and interest rate derivatives. The trading securities were professionally managed investment funds, which included fixed income funds of $118.7, a senior secured bank loan fund of $53.5 and hedge funds of $122.6. The financial assets and liabilities included in Level 3 were approximately 47% of the total amounts measured at fair value on a recurring basis. The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques. If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of the fund's individual holdings may meet the definition of Level 1 or Level 2. The Level 3 interest rate derivatives were held by WaveLight AG prior to the Company's acquisition of a majority stake in it in November 2007 and appear to be more speculative in nature than the Company's customary practice. During the nine months ended September 30, 2008, WaveLight closed most of these derivatives. WaveLight expects to close or settle the remaining contracts before March 2009.

Total gains or losses (realized and unrealized) included in earnings before income taxes for financial assets and liabilities classified as Level 3 were a component of Other, net, in the condensed consolidated statements of earnings. For the nine months ended September 30, 2008, there were losses (realized and unrealized) of $38.1 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $152.5. No amounts were recognized in other comprehensive income related to the foreign exchange impact on the Level 3 interest rate derivatives. Realized and unrealized losses during the period were approximately 7.9% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the nine months ended September 30, 2008.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Trading Securities	**Interest Rate Derivatives**	**Total**
Beginning balance	$ 485.5	$ (2.5)	$ 483.0
Total gains or losses (realized/unrealized):			
Included in earnings before income taxes	(38.1)	(0.3)	(38.4)
Included in other comprehensive income	--	--	--
Purchases of investments	--	--	--
Proceeds on sales	(152.5)	2.7	(149.8)
Transfers in and/or out of Level 3	--	--	--
Ending balance	$ 294.9	$ (0.1)	$ 294.8

(in millions, except share and per share data)

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in Other, net, as follows:

	Three months ended September 30, 2008	Nine months ended September 30, 2008
Net gains (losses) included in earnings for the period	$ (31.3)	$ (38.4)
Change in unrealized gains (losses) related to assets still held at reporting date	$ (23.7)	$ (30.1)

Valuation Techniques

In accordance with SFAS No. 157, valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types: market approach, income approach and cost approach. The Company valued its Level 3 financial assets and liabilities at September 30, 2008 primarily using the market approach and, to a lesser extent, the income approach.

Market Approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparables. A majority of the Company's balances measured at fair value on a recurring basis were valued using the market approach. Most measurements were market quotes or obtained from other reliable market sources. The Company did not use market indices for valuing material balances measured at fair value.

Income Approach. Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present or discounted amount. The measurement is based on the value indicated by current market expectations about those future amounts. Examples of income approach valuation techniques include present value techniques, option-pricing models, binomial or lattice models that incorporate present value techniques and option-pricing models. The Company valued certain derivatives, in part or whole, using the income approach.

Cost Approach. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset. The Company did not employ the cost approach for determining fair value of financial assets and liabilities.

The valuation approaches described within SFAS No. 157 are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used. Professionally managed investment funds may use a combination of market, income and cost approach. The selection of the valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

Other-Than-Temporary Impairment of Available-for-Sale Investments

The Company reviews quarterly its available-for-sale investments to identify impaired equity and debt securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." An individual security is impaired if the fair value of the investment is less than its amortized cost basis. Impairment may be either temporary or other-than-temporary.

The Company normally reviews securities held in its portfolio that have been in a continuous loss position for twelve months or longer and securities whose fair value is significantly lower than its amortized cost basis. Impairment is evaluated using a combination of quantitative and qualitative factors such as considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the Company's ability and intent to hold the investments for an adequate period of time until an

(in millions, except share and per share data)

anticipated market price recovery or maturity. If an impairment is determined to be other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

The Company determined that unrealized losses on certain available-for-sale equity securities at September 30, 2008 were other-than-temporarily impaired due to deteriorating general market conditions, coupled with uncertainty about future market conditions and declines in certain quantitative or qualitative factors. The Company realized losses for other-than-temporary impairment during the three months and nine months ended September 30, 2008 of $4.0 and $4.4, respectively.

Investment Income

Other, net included gains (losses) on investments for the three and nine months ended September 30, 2008 as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2008	**2007**	**2008**	**2007**
Realized gains (losses) on sale of equity and fixed income securities	$ (7.5)	$ 2.3	$ (8.1)	$ 17.3
Unrealized gains (losses) on investments classified as trading securities	(31.1)	(0.2)	(41.0)	2.5
Other-than-temporary impairment	(4.0)	--	(4.4)	--
Total gains (losses) on investments	$ (42.6)	$ 2.1	$ (53.5)	$ 19.8

(6) Impairment of Long-Lived Assets Held and Used

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the nine months ended September 30, 2007, the Company recognized losses totaling $32.7 related to the impairment of certain plant, equipment and intangible assets used in its refractive product line and to the valuation of refractive product inventories. The losses were recorded in cost of goods sold ($24.0) and amortization of intangibles ($8.7) in the condensed consolidated statements of earnings for the nine months ended September 30, 2007.

During March 2007, in connection with the Company's ongoing review of its refractive product line, the Company determined that the carrying amounts of long-lived assets used in the refractive product line probably would not be recovered through the respective projected cash flows, although the Company continued to use those assets. Consequently, the impairment review was conducted using the then-latest projections on a gross basis to determine whether the carrying amounts of the refractive assets were recoverable. After the carrying amounts were determined not recoverable, a traditional discounted cash flow calculation was used to estimate the fair values of the refractive assets for the purpose of measuring the impairment losses, as the Company believes this approach provided the most reasonable estimate of the fair values of those assets.

(in millions, except share and per share data)

(7) Intangible Assets and Goodwill

	September 30, 2008		December 31, 2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible Assets Subject to Amortization				
Licensed technology	$ 328.5	$ (279.9)	$ 302.6	$ (266.7)
Other	152.4	(107.5)	152.8	(99.1)
Total	$ 480.9	$ (387.4)	$ 455.4	$ (365.8)

In June 2008, the Company entered into a patent cross-licensing agreement under which it paid a lump sum of $31.0 for certain paid-up, non-exclusive, worldwide licenses related to coating systems used in intraocular lens insertion devices. The Company recorded $22.5 of the amount paid as an intangible asset with a remaining useful life of approximately 8 years. For the nine months ended September 30, 2008, the remaining $8.5 of the amount paid was reported in selling, general and administrative expenses, as was also the $10.0 lump sum received by the Company in exchange for certain paid-up, non-exclusive, worldwide licenses related to intraocular lenses.

The changes in the carrying amount of goodwill for the nine months ended September 30, 2008 were as follows:

	United States Segment	International Segment	Total
Goodwill			
Balance, December 31, 2007	$ 387.6	$ 238.4	$ 626.0
Business acquisition adjustment	3.1	1.3	4.4
Impact of changes in foreign exchange rates	(0.3)	(1.8)	(2.1)
Balance, September 30, 2008	$ 390.4	$ 237.9	$ 628.3

(8) Short Term Borrowings and Long Term Debt

	September 30, 2008	December 31, 2007
Short Term Borrowings		
Lines of credit	$ 334.3	$ 318.7
Commercial paper	805.3	1,261.3
From affiliates	136.8	132.6
Bank overdrafts	36.8	38.5
Total short term borrowings	$ 1,313.2	$ 1,751.1

(in millions, except share and per share data)

At September 30, 2008, the Company had unsecured credit and commercial paper facilities totaling $2,777.3, including bank overdraft agreements, with third parties that were denominated in various currencies. As of September 30, 2008, total borrowings from Nestlé and its subsidiaries were $136.8 under unsecured revolving credit facilities of $394.5.

	September 30, 2008	December 31, 2007
Long Term Debt		
License obligations	$ 4.8	$ 5.4
Bank loan	48.5	45.7
Other	1.2	2.4
Total long term debt	54.5	53.5
Less current maturities of long term debt	1.5	1.3
Long term debt, net of current maturities	$ 53.0	$ 52.2

(9) Income Taxes

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2002. In the first quarter of 2007, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2003 through 2005 that is anticipated to be completed by the end of 2008. The Company also currently is subject to income tax examinations by various state, local and foreign tax authorities. In addition, the Company is currently negotiating a bilateral advance pricing agreement ("APA") between Switzerland and the United States covering years through 2014 for all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions. The U.S. and Swiss Competent Authorities met during the third quarter of 2008 and the Company anticipates the mutual agreement letter to be signed by the end of 2008. During the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012. The Company expects that the Japanese-Swiss APA will be concluded in 2009 or 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations. Tax authorities throughout the world routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues. The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with FASB Interpretation No. 48 which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax. Management believes that the Tax Reserves are fairly stated and that the possibility of a significant increase during the next 12 months in the amount of unrecognized tax benefits reflected in the Tax Reserves related to periods through the end of this reporting period is remote. However, the Company believes it is reasonably possible that over 80% of the Tax Reserves could be eliminated during the next 12 months as a result of actual payment of amounts included in the Tax Reserves and/or developments in various audits concerning multiple issues, including transfer pricing concerns.

During the nine months ended September 30, 2008, the total amount of gross unrecognized tax benefits included in the Tax Reserves decreased by $202.6 to $122.7. Of the decrease, $196.6 reduced the effective tax rate. The Company's policy is to classify interest and penalties in income taxes expense. The gross amount of interest and penalties accrued as part of Tax Reserves increased by $0.8 during the first nine months of 2008. At September 30, 2008, the Company included $5.0 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

Income tax expense for the nine months ended September 30, 2008 reflected a net reduction of $277.1 for period items, including (i) a reduction of $239.5 related to losses associated with the Company's investment in and advances to its former subsidiary, Summit Autonomous, Inc., and (ii) reductions related to progress on audit settlements, APA negotiations, the lapse of statutes of limitation and other minor items.

The Company expects to realize certain Swiss tax benefits for its commitment to relocate and significantly expand its global administration operations in Switzerland beginning in 2008. The initial term of these benefits is expected to continue for a period of five years. These benefits would be extended for an additional five years if the Company fulfills certain employment commitments and maintains these commitments through 2022.

(10) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating income is derived primarily from sales within the United States. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, certain manufacturing and other corporate functions.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

Three months ended September 30,	Sales 2008	2007	Operating Income 2008	2007	Depreciation and Amortization 2008	2007
United States	$ 681.3	$ 654.5	$ 382.0	$ 379.1	$ 9.5	$ 14.8
International	843.3	681.2	349.2	270.9	20.6	16.7
Segments total	1,524.6	1,335.7	731.2	650.0	30.1	31.5
Manufacturing operations	--	--	(17.8)	(14.5)	11.5	11.1
Research and development	--	--	(152.7)	(111.1)	4.1	3.6
General corporate	--	--	(49.6)	(40.7)	4.4	1.2
Share-based compensation	--	--	(16.8)	(17.6)	--	--
Total	$ 1,524.6	$ 1,335.7	$ 494.3	$ 466.1	$ 50.1	$ 47.4

15

(in millions, except share and per share data)

	Sales		Operating Income		Depreciation and Amortization	
Nine months ended September 30,	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
United States	$ 2,141.2	$ 2,025.3	$ 1,185.4	$ 1,126.3	$ 29.5	$ 45.6
International	2,655.0	2,104.6	1,107.6	875.4	62.3	49.2
Segments total	4,796.2	4,129.9	2,293.0	2,001.7	91.8	94.8
Manufacturing operations	--	--	(41.7)	(35.1)	34.7	32.0
Research and development	--	--	(388.3)	(341.3)	11.9	11.2
General corporate	--	--	(152.4)	(141.6)	11.7	22.1
Share-based compensation	--	--	(70.6)	(78.0)	--	--
Total	$ 4,796.2	$ 4,129.9	$ 1,640.0	$ 1,405.7	$ 150.1	$ 160.1

For the nine months ended September 30, 2007, losses related to the impairment discussed in note 6 increased general corporate expenses within operating income by $32.7 and increased depreciation and amortization by $18.6.

Sales to one customer of the United States business segment represented $503.1 of the Company's consolidated sales in the nine months ended September 30, 2008.

(11) Share-Based Compensation Plans

On February 6, 2008, pursuant to the 2002 Alcon Incentive Plan, the Company's board of directors approved the grant effective February 11, 2008 to certain employees of share-settled stock appreciation rights ("SSARs") and stock options for approximately 1.2 million common shares. The exercise price of a SSAR or an option was set at the closing market price of one Alcon share, as reported by the New York Stock Exchange on the date of the grant, February 11, 2008, which was $147.54. The SSARs and stock options are scheduled to become exercisable in 2011 and expire in 2018. The board also approved the grant effective February 11, 2008 to certain employees of approximately 300,000 share-settled restricted share units ("RSUs"). The RSUs vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 60. Alcon's board of directors also approved the grant effective February 11, 2008 of approximately 37,000 performance share units to the senior executive officers and other selected executives. The performance share units are designed to award additional compensation in the form of Alcon shares if a three-year cumulative earnings per share target is met. The final award may be adjusted by a total shareholder return multiplier. The performance share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 60.

On May 6, 2008, the Company's board of directors approved an award effective May 9, 2008 to each non-employee director of Alcon of 1,500 SSARs and 425 RSUs. The exercise price of a SSAR was set at the closing price of one Alcon common share, as reported on the New York Stock Exchange on the date of grant, May 9, 2008, which was $154.65. Both the SSARs and RSUs have a three-year cliff vesting period from the date of grant. A non-employee director is a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon.

The weighted average grant-date "fair value" of stock options and SSARs granted during the nine months ended September 30, 2008 was $38.40 per instrument. The "fair value" of each stock option and SSAR grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

(in millions, except share and per share data)

	Nine months ended September 30, 2008
Expected volatility	29.5%
Risk-free interest rate	2.67%
Expected dividend yield	1.5%
Expected term	5 years

The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through the grant dates and, due to its short history as a public company, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company's historic dividend yield since 2003 and other relevant information.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Restricted share units are recognized over the required service period at the closing market price for Alcon common shares on the date of grant.

The weighted average grant-date "fair value" of performance share units granted during the period ended September 30, 2008 was $151.83 per instrument. The "fair value" of each performance share unit was estimated as of the date of grant using a Monte Carlo valuation model with the following weighted average assumptions:

	Nine months ended September 30, 2008
Expected volatility	29.5%
Risk-free interest rate	2.10%
Expected dividend yield	1.5%
Expected term	3 years

Forfeitures were estimated based on historical experience.

If factors change and the Company employs different assumptions in the application of SFAS No. 123(R), "Share-Based Payment," in future periods, the compensation expense that the Company records under SFAS No. 123(R) may differ significantly from what the Company has recorded in the current period.

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the related share-based awards, with the acceleration of expense for individuals meeting the requirements to retire as described above.

(in millions, except share and per share data)

The effects of share-based equity awards on operating income and net earnings were as follows:

	Three months ended September 30,	
	2008	**2007**
Total share-based equity award costs applicable for period	$ 16.6	$ 16.3
Costs capitalized in inventory	0.1	0.1
Costs recognized in operating income	16.7	16.4
Less tax benefit recognized in net earnings	5.1	5.1
Reduction to net earnings	$ 11.6	$ 11.3

	Nine months ended September 30,	
	2008	**2007**
Total share-based equity award costs applicable for period	$ 70.5	$ 72.7
Costs capitalized in inventory	(0.3)	(0.1)
Costs recognized in operating income	70.2	72.6
Less tax benefit recognized in net earnings	22.3	23.4
Reduction to net earnings	$ 47.9	$ 49.2

The effects of share-based liability awards on operating income for the three months ended September 30, 2008 and 2007 were an increase of $0.1 and a decrease of $1.1, respectively. The effects of share-based liability awards on operating income for the nine months ended September 30, 2008 and 2007 were an increase of $0.4 and a decrease of $5.3, respectively.

The Company's board of directors previously authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the 2002 Alcon Incentive Plan. At September 30, 2008, these outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 2.6 million Alcon common shares. The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003. In April 2008, as discussed in note 13, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs. In September 2008, the Company announced that it intends to purchase from the public up to 1 million Alcon common shares by December 31, 2008 to cover vesting and exercises of instruments under its employee equity compensation awards.

(in millions, except share and per share data)

(12) Pension and Postretirement Benefits

Components of net periodic benefit costs:

	Pension Benefits		Postretirement Benefits	
Three months ended September 30,	**2008**	**2007**	**2008**	**2007**
Service cost	$ 6.1	$ 4.5	$ 3.2	$ 2.9
Interest cost	6.1	4.8	3.7	3.3
Expected return on assets	(0.5)	(0.1)	(2.8)	(2.4)
Prior service cost	(0.3)	(0.2)	0.2	0.1
Net losses (gains)	1.5	1.4	0.3	0.3
Net periodic benefit cost	$ 12.9	$ 10.4	$ 4.6	$ 4.2

	Pension Benefits		Postretirement Benefits	
Nine months ended September 30,	**2008**	**2007**	**2008**	**2007**
Service cost	$ 18.3	$ 13.8	$ 9.7	$ 8.8
Interest cost	18.0	14.6	11.1	10.0
Expected return on assets	(1.6)	(0.5)	(8.3)	(7.3)
Prior service cost	(0.7)	(0.6)	0.4	0.4
Net losses (gains)	4.5	4.0	0.9	0.9
Net periodic benefit cost	$ 38.5	$ 31.3	$ 13.8	$ 12.8

The Company adopted the measurement date provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," effective January 1, 2008. The Company elected to utilize the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31. Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $0.8, net of taxes) to retained earnings as of January 1, 2008.

The Company maintains an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At September 30, 2008, the accompanying condensed consolidated balance sheet included net assets of the trust (cash and cash equivalents of $15.4, short term investments of $215.8 and long term investments of $27.1) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

(13) Shareholders' Equity

(a) *Share Cancellation*

On May 6, 2008, the Company's shareholders approved the cancellation of 7,657,400 Alcon common shares, which the Company purchased during 2007. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2008.

(b) *Shareholder Agreement*

On April 7, 2008, Nestlé and Novartis AG ("Novartis") announced that they reached an agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share. This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's

(in millions, except share and per share data)

majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The agreement also provides for the expansion of the Alcon board of directors from eight to ten members upon the completion of this sale, with one of the additional members designated by Nestlé and one designated by Novartis. Alcon's shareholders voted to expand the Alcon board and elected two new directors at Alcon's annual general meeting held on May 6, 2008 in Zug, Switzerland. James Singh, Nestlé's executive vice president and chief financial officer and Nestlé's designee, and Daniel Vasella, M.D., chairman and chief executive officer of Novartis and Novartis' designee, were elected to these two director positions and joined Alcon's board upon the closing of the 74 million share sale transaction on July 7, 2008.

The agreement between Nestlé and Novartis also contains put and call option rights on the approximately 156 million balance of Alcon shares owned by Nestlé. The option rights commence on January 1, 2010 and expire on July 31, 2011. As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a 20.5% premium above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

The consummation of a purchase and sale transaction under the option rights is subject to regulatory approvals. The exercise of the call or put option rights would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of all outstanding share-based awards), certain retirement plans for Company employees and other agreements.

(c) *Share Repurchase Agreement Terminated*

In March 2008, as a result of the then-pending agreement between Nestlé and Novartis discussed above, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs, and terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1,100.0 of Alcon common shares. Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.0. The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with U.S. Securities Exchange Act of 1934 Rule 10b-18.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of September 30, 2008, the Company had remaining authorization to purchase up to 2.6 million shares. In September 2008, the Company announced that it intends to purchase from the public up to 1 million Alcon common shares by December 31, 2008 to cover vesting and exercises of instruments under its employee equity compensation awards. Neither Nestlé nor Novartis will participate in this program and their ownership interests are not expected to change materially as a result of these share repurchases.

(14) Commitments and Contingencies

Alcon has joined with its commercial partners in filing patent infringement actions against three different generic drug companies. All of these generic drug companies are seeking United States Food and Drug Administration ("FDA") approval to market a generic version of an Alcon product under what is known as an Abbreviated New Drug Application ("ANDA").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's *Vigamox®* antibiotic ophthalmic solution. Moxifloxacin, the primary ingredient in *Vigamox®*, is licensed to Alcon by Bayer HealthCare AG. As part of its

(in millions, except share and per share data)

ANDA, Teva challenged three patents covering Alcon's innovator product *Vigamox*®. Two of the patents are owned by Alcon's licensor, Bayer HealthCare AG, and the third, which expires in 2020, is owned by Alcon. The two Bayer HealthCare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer HealthCare's systemic moxifloxacin product, Avelox®. Suit was filed by Alcon and Bayer HealthCare as co-plaintiffs against Teva relative to the *Vigamox*® ANDA on April 5, 2006 in the U.S. District Court in Delaware. Bayer HealthCare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged. As a result of the lawsuit filing, the FDA must delay any approval of Teva's *Vigamox*® ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial was scheduled to begin February 26, 2008, but the dispute between Bayer HealthCare and Teva relative to the two Bayer HealthCare patents was resolved by settlement on the eve of trial. Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer HealthCare patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents. Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014. Alcon remains the exclusive ophthalmic licensee under the Bayer HealthCare patents. The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008. Judgment is not expected until the first half of 2009. Should Teva succeed in overcoming the Alcon patent and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's *Vigamox*® product well before the 2020 expiration of the Alcon patent. Such competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's *Patanol*® anti-allergy eye product. Alcon's raw material supplier, Kyowa Hakko Kogyo Co. Ltd., holds another United States patent that has not been challenged in this case and expires on December 18, 2010. The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa Hakko, will expire in 2015. Alcon and Kyowa Hakko as co-plaintiffs filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006, in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has been rescheduled for early March 2009. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in the United States until December 18, 2010. Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's *Patanol*® product. Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa Hakko and Alcon, the Barr ANDA is also challenging Kyowa Hakko's composition patent on olopatadine, the active agent in *Patanol*®. The 30-month period after which the FDA could approve Barr's generic product will expire at the end of March 2010, nine months before the Kyowa Hakko composition patent expires. Alcon and Kyowa Hakko filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007. As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has been scheduled for late October 2009. Should Barr succeed in overcoming both of the challenged patents and secure FDA approval, it and Apotex may be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in the United States prior to December 18, 2010. Such competition would be expected to impact significantly the Company's sales and profits.

On April 17, 2008, Synergetics USA, Inc., a microsurgical device company, announced in a press release that it had filed a civil antitrust lawsuit in the United States District Court for the Southern District of New York against Alcon and its subsidiary, Alcon Laboratories, Inc. Synergetics asserts that it has suffered losses resulting from what Synergetics alleges were unlawful/unfair practices and seeks a recovery that it claims could exceed $100.0. Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics' products, particularly its line of light sources, light pipes and other accessories. Synergetics also asserts that Alcon engaged in allegedly anti-competitive behaviors. While there can be no assurance that an adverse outcome in the case cannot occur, the Company has reviewed the Synergetics

allegations and believes that they are without merit. On June 23, 2008, the Company filed its answer and counterclaim in the District Court. The Company intends to vigorously defend itself in the case and is seeking in its counterclaim to enjoin Synergetics from using Alcon trade secrets that are believed to have been misappropriated by Synergetics. A trial date in 2010 is expected, but has not yet been scheduled by the court.

An Alcon subsidiary, Alcon Research, Ltd., filed a Complaint on October 9, 2008, against Synergetics USA, Inc. for patent infringement of U.S. Patent No. 5,603,710, entitled, "Laser Delivery System with Soft Tip." The suit was filed in the United States District Court for the Northern District of Texas in Fort Worth. The Complaint asserts that Synergetics has knowingly and willfully infringed the Company's patent, which is directed to ophthalmic laser delivery systems having a probe with a soft tip. In addition to seeking actual and exemplary monetary damages relating to the willful patent infringement, and injunctive relief to prevent Synergetics from continuing its infringement of the patent, the Company is requesting that the District Court award its attorneys' fees and costs. Synergetics has not yet answered the Complaint.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products. The Company operates in an industry susceptible to significant product liability claims. Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended September 30, 2008 compared to three months ended September 30, 2007

The following discussion compares operations for the three months ended September 30, 2008 to operations for the three months ended September 30, 2007.

Sales

The Company's global sales increased 14.1% to $1,524.6 million for the three months ended September 30, 2008 from the same period in 2007. Of this increase, 3.8% was attributable to favorable foreign exchange rates. Excluding the effect of foreign exchange fluctuations, global sales would have grown 10.3%, driven primarily by volume growth during the three months ended September 30, 2008. The acquisition of a majority interest in WaveLight AG contributed 1.4 percentage points of sales growth in the period.

	Three Months Ended September 30,			Foreign Currency	Change in Constant
	2008	2007	Change	Change	Currency (a)
	(in millions)				
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 301.2	$ 299.6	0.5%	--%	0.5%
Surgical	274.5	255.4	7.5	--	7.5
Consumer Eye Care	105.6	99.5	6.1	--	6.1
Total United States Sales	**681.3**	**654.5**	**4.1**	**--**	**4.1**
Alcon International:					
Pharmaceutical	308.4	247.7	24.5	7.9	16.6
Surgical	416.8	330.5	26.1	7.6	18.5
Consumer Eye Care	118.1	103.0	14.7	6.9	7.8
Total International Sales	**843.3**	**681.2**	**23.8**	**7.6**	**16.2**
Total Global Sales	**$ 1,524.6**	**$ 1,335.7**	**14.1**	**3.8**	**10.3**

(a) Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2008 reported amounts, calculated using 2007 monthly average exchange rates, to the actual 2007 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 4.1% to $681.3 million in the three months ended September 30, 2008, from $654.5 million in the same period in 2007. U.S. Pharmaceutical sales rose slightly, primarily from sales growth of *NEVANAC®* ophthalmic suspension for inflammation and *CIPRODEX®* otic suspension. *CIPRODEX®* is a registered trademark of Bayer AG, licensed to Alcon by Bayer HealthCare AG. The modest growth in our U.S. Pharmaceutical sales was achieved despite contraction in the U.S. markets for ophthalmic pharmaceutical products used to treat infections, glaucoma and allergies. However, certain key products, including *TRAVATAN Z®* ophthalmic solution, *Azopt®* ophthalmic suspension and *Pataday™* ophthalmic solution, continued to gain market share.

In August 2008, third-party data sources confirmed an acceleration in the unit contraction of prescription volume across several of the ophthalmic products categories in the U.S. market. At the same time, these same data sources confirmed continued market share growth for *Alcon*® products in the major products categories, including glaucoma, fluoroquinolone anti-infective, allergy and non-steroid anti-inflammatory drugs ("NSAIDs"). Prescription unit volume and growth for the major ophthalmic products can be impacted by patient compliance trends, prescription refill rates, and physician office visit rates for the diagnosis and treatment of chronic and acute eye diseases. The Company expects patient prescription utilization to return to traditional levels over the longer term period but expects that volatility will exist in the shorter term for the major ophthalmic products categories.

Surgical sales in the United States benefited from increased sales of *AcrySof*® monofocal intraocular lenses and advanced technology intraocular lenses, including *AcrySof*® *ReSTOR*® multifocal intraocular lenses and *AcrySof*® *Toric* intraocular lenses, as well as higher sales of other cataract, vitreoretinal and refractive products. The increase in U.S. Consumer Eye Care sales primarily reflected sales growth of *Systane*® lubricant eye drops. Sales growth in the United States for contact lens care solutions in the third quarter of 2008 was negatively affected by unusually high sales volume of these products in the third quarter of 2007, as a result of a recall of a competitor's product. In addition, the Company discontinued production of private label store brand products late in 2007. In 2008, the Company continues to maintain a significant portion of the incremental market share gained as a result of market removal of two competitors' disinfectant products based on our product performance advantages and promotional efforts.

Alcon International sales increased 23.8% (16.2% in constant currency) to $843.3 million in the three months ended September 30, 2008, from $681.2 million in the same period of 2007. The markets in Japan, Brazil and China led the sales growth in constant currency. Pharmaceutical sales outside of the United States grew in all major therapeutic areas. Growth in Surgical sales outside the United States came from *AcrySof*® monofocal intraocular lenses, advanced technology intraocular lenses, including *AcrySof*® *Toric* and *AcrySof*® *ReSTOR*® intraocular lenses, and other cataract, vitreoretinal and refractive products. Higher sales of *Systane*®, *Tears Naturale*® lubricant eye drops and O*PTI-FREE*® *RepleniSH*® multi-purpose disinfecting solution for contact lenses drove the increase in International sales of Consumer Eye Care products.

	Three Months Ended September 30,			Foreign Currency	Change in Constant
	2008	2007	Change	Change	Currency (a)
	(in millions)				
Global Product Sales					
Infection/inflammation	$ 210.4	$ 191.1	10.1%		
Glaucoma	242.1	209.0	15.8		
Allergy	84.6	83.3	1.6		
Otic/nasal	83.9	68.4	22.7		
Other pharmaceuticals/rebates	(11.4)	(4.5)	N/M		
Total Pharmaceutical	**609.6**	**547.3**	**11.4**	**3.6%**	**7.8%**
Intraocular lenses	255.5	215.4	18.6		
Cataract/vitreoretinal	407.7	362.0	12.6		
Refractive	28.1	8.5	230.6		
Total Surgical	**691.3**	**585.9**	**18.0**	**4.3**	**13.7**
Contact lens disinfectants	119.6	116.6	2.6		
Artificial tears	73.2	57.2	28.0		
Other	30.9	28.7	7.7		
Total Consumer Eye Care	**223.7**	**202.5**	**10.5**	**3.5**	**7.0**
Total Global Sales	**$ 1,524.6**	**$ 1,335.7**	**14.1**	**3.8**	**10.3**

N/M - Not Meaningful

(a) See (a) on previous table.

Note: Certain 2007 sales details have been reclassified to conform to current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products grew 11.4% (7.8% in constant currency) in the three months ended September 30, 2008, compared to the same period in 2007.

Combined sales of our prostaglandin glaucoma treatment family of *TRAVATAN*® products *(TRAVATAN*® ophthalmic solution, *TRAVATAN Z*® ophthalmic solution and *DuoTrav*™ ophthalmic solution) grew 20.2% for the three months ended September 30, 2008, despite contraction in the U.S. market. A portion of this growth is attributable to our launch of *TRAVATANZ*™ ophthalmic solution in Japan during the fourth quarter of 2007. Sales of *DuoTrav*™, which is only sold outside the United States, grew 71.1%. During the three months ended September 30, 2008, *Azopt*® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor, posted a 19.9% sales increase from growth in both the U.S. and International markets.

Global sales of *Vigamox*® ophthalmic solution, our leading anti-infective fluoroquinolone drug, increased 4.6% despite a smaller U.S. market during the three months ended September 30, 2008. Moxifloxacin, the primary ingredient in *Vigamox*®, is licensed to Alcon by Bayer HealthCare AG. Sales of *TobraDex*® ophthalmic suspension and ointment, our combination drug for the treatment of infection and inflammation, rose 9.3%, due to growth outside the United States during the three months ended September 30, 2008 over the same period of the prior year.

NEVANAC® ophthalmic suspension is our NSAID for the treatment of pain and inflammation associated with cataract surgery. Sales of *NEVANAC*® grew 48.3% in the three months ended September 30, 2008 over the same period of the prior year due to increased use of NSAIDs after cataract surgery and market share gains.

Global sales of our allergy products grew 1.6% in the three months ended September 30, 2008, despite a contracting U.S. market for ophthalmic allergy products. Sales of *Patanol*® and *Pataday*™ ophthalmic solutions grew outside the United States and continued U.S. market share expansion.

Sales of otic/nasal products increased 22.7% in the three months ended September 30, 2008 over the same period of 2007. The increase in this category reflects primarily U.S. market share gains for *CIPRODEX*® otic suspension.

The change in the other pharmaceuticals/rebates line for the three months ended September 30, 2008, compared to 2007, was the result of an increase in sales rebate provisions related to changes in certain reimbursement terms in the United States and changes in sales mix for certain products toward higher discounted channels of sales, primarily in the Veterans Administration/Public Health Service, Medicaid and Medicare Part D channels.

Surgical

Global sales of our surgical products grew 18.0% (13.7% in constant currency) to $691.3 million in the three months ended September 30, 2008, compared to 2007. Higher sales of intraocular lenses, as well as other cataract and vitreoretinal products (which include surgical equipment, devices and disposable products), accounted for the majority of the growth. The acquisition of a majority interest in WaveLight AG in November 2007 expanded sales of our refractive products for the three months ended September 30, 2008.

Sales of intraocular lenses increased 18.6% in the three months ended September 30, 2008. This increase reflected continued procedure growth in the market and in our market share, as well as the shift in demand toward our higher priced *AcrySof*® *IQ* aspheric monofocal intraocular lenses. We also experienced sales growth in our advanced technology products, such as the *AcrySof*® *ReSTOR*® multifocal intraocular lens that corrects for presbyopia and the *AcrySof*® *Toric* intraocular lens that corrects for astigmatism. In the third quarter of 2007, we began selling the *AcrySof*® *ReSTOR*® *Aspheric* apodized diffractive intraocular lens for the visual correction of aphakia following cataract surgery. Global sales of our advanced technology lenses grew 42.4% in the three months ended September 30, 2008, compared to 2007.

Sales growth of other surgical products was driven by cataract procedure packs, phaco cassette packs, viscoelastics, vitreoretinal machine packs and other vitreoretinal disposables.

Refractive sales rose 230.6% to $28.1 million for the three months ended September 30, 2008. Refractive sales for 2008 increased as a result of third-party sales of WaveLight products and procedure fees. We acquired a controlling interest in WaveLight in November 2007.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care, artificial tears and other general eye care products, grew 10.5% (7.0% in constant currency) to $223.7 million in the three months ended September 30, 2008.

Sales of our contact lens disinfectants increased 2.6% in the three months ended September 30, 2008 compared to the same period in 2007. The 2007 third quarter included the positive impact of the recall of a competitor's product, which made the comparison to the third quarter of 2008 more challenging. The 2008 increase was attributable to favorable foreign exchange rates. Our *OPTI-FREE*® *RepleniSH*® multipurpose disinfecting solution has continued to gain market share from our older products, as well as from competitors, and has been introduced in a number of International markets.

Sales of our artificial tears products grew 28.0% over the same period. Higher sales of *Systane*® accounted for the majority of the growth. More than half of the sales growth for *Systane*® came from U.S. markets. A portion of that growth came from the U.S. launch of *Systane Ultra*® lubricant eye drops in July 2008.

Gross Profit

Gross profit increased 16.3% to $1,176.2 million in the three months ended September 30, 2008 from $1,011.1 million in 2007, reflecting sales volume gains in all major product lines and favorable foreign exchange rates. Gross profit increased as a percent of sales to 77.1% in the three months ended September 30, 2008 from 75.7% in 2007, mainly due to favorable product sales mix, foreign exchange rate dynamics and manufacturing efficiencies. Gross profit margin in 2008 was negatively affected by costs related to the integration of WaveLight's operations and geographic sales mix.

Operating Expenses

Selling, general and administrative expenses increased 24.1% to $501.0 million in the three months ended September 30, 2008 from $403.8 million in 2007. Selling, general and administrative expenses as a percentage of sales increased to 32.9% from 30.2%, due to costs for the start-up of the new shared service center in Fribourg, Switzerland; investment in additional sales force staffing in the United States, Japan, selected western European countries, and emerging markets to support new product launches and/or increase direct selling share-of-voice competitiveness; and the integration and operating expenses of WaveLight.

Research and development expenses increased 33.1% to $174.2 million (or 11.4% of sales) in the three months ended September 30, 2008 from $130.9 million (or 9.8% of sales) in 2007. The increase in research and development expenses was primarily due to timing of project spending. Licensing payments of $13.0 million also contributed to the increase.

Amortization of intangibles decreased to $6.7 million in the three months ended September 30, 2008, from $10.3 million in 2007. Amortization in 2008 included recognition of costs for intangibles acquired with WaveLight AG in November 2007. Certain license agreements for pharmaceutical products became fully amortized prior to the three months ended September 30, 2008, reducing amortization in that period.

Operating Income

Operating income increased 6.1% to $494.3 million in the three months ended September 30, 2008 from $466.1 million in 2007. This increase in 2008 primarily reflected increased sales volume, favorable product sales mix and favorable foreign exchange rates in 2008. Selling, general and administrative expenses grew faster than sales due to the new shared service center, sales force additions and WaveLight expenses. Research and development expenses also grew at a faster pace than sales.

Alcon United States business segment operating income increased 0.8% to $382.1 million, or 56.1% of sales, in the three months ended September 30, 2008 from $379.1 million, or 57.9% of sales, in 2007. Operating income as a percent of sales decreased in 2008 as a result of sales force additions to support new product launches or enhance competitiveness. The sales volume gains from these sales force additions were significantly offset by contracting pharmaceutical markets for some of our key brand products categories. Other selling, general and administrative expenses also rose at a faster rate than U.S. sales growth, while amortization expense declined in the United States.

Alcon International business segment operating income increased 28.9% to $349.2 million, or 41.4% of sales, in the three months ended September 30, 2008 from $270.9 million, or 39.8% of sales in 2007. In 2008, operating income margins increased as result of favorable exchange rates, product mix and slower growth in promotion and marketing expenses. These factors were partially offset by sales force additions for product launches and brand-building initiatives in Japan, western Europe and emerging markets, as well as increases in provisions for uncollectible customer accounts.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.

Interest and Other Income (Expenses)

Interest income increased 80.0% to $19.8 million in the three months ended September 30, 2008 from $11.0 million in 2007, primarily as a result of increased cash and cash equivalents balances, partially offset by lower short term interest rates in 2008. Interest expense rose 41.1% to $13.4 million in the three months ended September 30, 2008 from $9.5 million in 2007, resulting from increased borrowings, slightly offset by decreased interest rates.

Other, net, included gains (losses) on investments for the three months ended September 30, 2008 and 2007 as follows:

	Three months ended September 30,			
	2008		2007	
	(in millions)			
Realized gains (losses) on sale of equity and fixed income securities	$	(7.5)	$	2.3
Unrealized gains (losses) on investments classified as trading securities		(31.1)		(0.2)
Other		(2.6)		(0.2)
Total	$	(41.2)	$	1.9

Alcon and its subsidiaries invest cash flow generated from operations to fund ongoing operating expenses, research and development and long-dated corporate liabilities. The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income. The Company's long-dated liabilities are evaluated with the help of outside consultants and are offset by a portfolio of investments with similar durations and appropriate hurdle rates. Despite the significant weighting to cash, the Company does have material exposure to the following investment markets: fixed income securities, absolute return funds, senior secured bank loans, equities, and real estate investment trusts. The realized and unrealized losses on investments in the three months ended September 30, 2008 reflect the downward pressure in the public markets in line with market indices.

Income Taxes

In the three months ended September 30, 2008, the Company recognized net income tax benefits totaling $177.6 million compared to income tax expenses of $57.8 million in the same period of 2007, making the effective tax rate not a meaningful comparison. During the third quarter, the Company reached agreement with the U.S. Internal Revenue Service on all issues surrounding the acquisition and liquidation of its investment in former Summit Autonomous, Inc., the Company's subsidiary responsible for its refractive research and manufacturing activities prior to November 2007. As a result of this agreement, the Company recognized tax benefits totaling $239.5 million related to losses on the value of this investment.

The net tax benefits for the third quarter reflect the combined effects of (i) a net reduction of $267.9 for period items described below, (ii) product and geographic earnings mix, (iii) the expiration of the research and development credit at the end of 2007 and (iv) the Swiss tax benefits associated with the expansion of the Company's global administration operations. The reduction for period items includes (i) a reduction of $239.5 for losses associated with the Company's investment in Summit Autonomous, Inc. described above and (ii) reductions related to the progress on audit settlements, APA negotiations, the lapse of statutes of limitation and other minor items.

Net Earnings

Net earnings increased 51.0% to $627.1 million in the three months ended September 30, 2008 from $415.3 million in the same period in 2007. This increase resulted from 2008 sales growth and from income tax benefits, partially offset by losses on investments and increases in operating expenses.

Nine months ended September 30, 2008 compared to nine months ended September 30, 2007

The following discussion compares operations for the nine months ended September 30, 2008 to operations for the nine months ended September 30, 2007.

Sales

The Company's global sales increased 16.1% to $4,796.2 million in the nine months ended September 30, 2008 from the same period in 2007. Of this increase 5.8% was attributable to favorable exchange rates. Excluding the effect of foreign exchange fluctuations, global sales would have grown 10.3%, primarily reflecting volume growth during the nine months ended September 30, 2008. The acquisition of a majority interest in WaveLight AG contributed 1.3 percentage points of sales growth in the period.

	Nine Months Ended September 30,		Change	Foreign Currency Change	Change in Constant Currency (a)
	2008	2007			
	(in millions)				
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 1,027.0	$ 982.7	4.5%	--%	4.5%
Surgical	804.9	746.7	7.8	--	7.8
Consumer Eye Care	309.3	295.9	4.5	--	4.5
Total United States Sales	2,141.2	2,025.3	5.7	--	5.7
Alcon International:					
Pharmaceutical	956.1	752.9	27.0	11.2	15.8
Surgical	1,353.0	1,052.3	28.6	12.0	16.6
Consumer Eye Care	345.9	299.4	15.5	9.8	5.7
Total International Sales	2,655.0	2,104.6	26.2	11.5	14.7
Total Global Sales	$ 4,796.2	$ 4,129.9	16.1	5.8	10.3

(a) Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2008 reported amounts, calculated using 2007 monthly average exchange rates, to the actual 2007 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 5.7% to $2,141.2 million in the nine months ended September 30, 2008 from $2,025.3 million in the comparable period in 2007. U.S. Pharmaceutical sales reflected gains in all major therapeutic areas and the launch of *Patanase*® during the second quarter of 2008. U. S. pharmaceutical sales were negatively impacted by the reinstatement of a U.S. government rebate program in 2008 that had been discontinued in the first quarter 2007, wholesaler purchasing patterns of certain glaucoma products and contraction in the prescription markets to treat infections, glaucoma and allergies. Surgical sales in the United States benefited from increased sales of *AcrySof*® monofocal intraocular lenses and advanced technology intraocular lenses, including *AcrySof*® *ReSTOR*® and *AcrySof*® *Toric*, as well as higher sales of other cataract, vitreoretinal and refractive products. The increase in U.S. Consumer Eye Care sales primarily resulted from sales growth of *Systane*® and, to a lesser extent, O*PTI-FREE*® *RepleniSH*®. These gains were partially offset by decreases from discontinuing certain private label consumer products with lower margins.

Alcon International sales increased 26.2% (14.7% in constant currency) to $2,655.0 million in the nine months ended September 30, 2008, from $2,104.6 million in the same period of 2007. The markets in Japan, China, Brazil, Spain and Australia led the sales growth in constant currency. Pharmaceutical sales outside of the United States grew in all major therapeutic areas. Growth in Surgical sales outside the United States came from *AcrySof*® intraocular lenses, including monofocal lenses and advanced technology lenses such as *AcrySof*® *Toric* and *AcrySof*® *ReSTOR*®, and disposable products associated with both cataract and vitreoretinal procedures. Higher sales of *OPTI-FREE*® *RepleniSH*®, as well as *Systane*® and *Tears Naturale*® lubricant eye drops, drove the increase in International sales of Consumer Eye Care products.

	Nine Months Ended September 30,		Change	Foreign Currency Change	Change in Constant Currency (a)
	2008	2007			
	(in millions)				
Global Product Sales					
Infection/inflammation	$ 673.5	$ 602.2	11.8%		
Glaucoma	705.2	593.6	18.8		
Allergy	383.8	355.7	7.9		
Otic/nasal	249.5	209.9	18.9		
Other pharmaceuticals/rebates	(28.9)	(25.8)	N/M		
Total Pharmaceutical	**1,983.1**	**1,735.6**	**14.3**	**4.9%**	**9.4%**
Intraocular lenses	805.0	660.1	22.0		
Cataract/vitreoretinal	1,262.9	1,108.7	13.9		
Refractive	90.0	30.2	198.0		
Total Surgical	**2,157.9**	**1,799.0**	**19.9**	**7.0**	**12.9**
Contact lens disinfectants	356.3	335.5	6.2		
Artificial tears	208.7	172.1	21.3		
Other	90.2	87.7	2.9		
Total Consumer Eye Care	**655.2**	**595.3**	**10.1**	**5.0**	**5.1**
Total Global Sales	**$ 4,796.2**	**$ 4,129.9**	**16.1**	**5.8**	**10.3**

N/M - Not Meaningful
(a) See (a) on previous table.
Note: Certain 2007 sales details have been reclassified to conform to current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products grew 14.3% (9.4% in constant currency) in the nine months ended September 30, 2008.

In glaucoma products, combined sales of our family of *TRAVATAN*® products, including *TRAVATAN*®, *TRAVATAN Z*® and *DuoTrav*™, grew 24.0% for the nine months ended September 30, 2008. During the nine months ended September 30, 2008, *Azopt*® posted a 23.6% sales increase. Sales growth for our glaucoma products came both from inside and outside the United States with a larger contribution from the International markets.

Despite some contraction in the U.S. market, sales of *Vigamox*® increased 9.4%, as physicians converted to it from older anti-infective drugs. Sales of *TobraDex*® ophthalmic suspension and ointment, our combination drug for the treatment of infection and inflammation, rose 7.7%, from growth outside the United States, during the nine months ended September 30, 2008 compared to the same period of the prior year. Sales of *NEVANAC*® grew 45.3% in the same period due to increased use of NSAIDs after cataract surgery.

Despite contraction in the U.S. allergy market, global sales of our leading allergy products, *Patanol*® and *Pataday*™, grew 8.1% in the nine months ended September 30, 2008. U.S. commercial distribution of *Pataday*™, the only once-a-day ocular prescription allergy medicine, commenced in January 2007. *Pataday*™ achieved market share gains in the U.S. ocular allergy market in 2008 despite a less severe allergy season. Substantially all of the increase in sales reflected growth outside the United States.

Sales of otic/nasal products increased 18.9% in the nine months ended September 30, 2008 over the same period of 2007. U.S. market share gains for *CIPRODEX*® were responsible for a 12.7% increase in our otic products sales during 2008. In addition, the initial distribution and U.S. launch of *Patanase*® began subsequent to its U.S. Food and Drug Administration ("FDA") approval in April 2008.

The change in the other pharmaceuticals/rebates line for the nine months ended September 30, 2008, compared to 2007, included growth in sales of various miscellaneous products and a reduction in sales return provisions. However, these items were more than offset by an increase in certain U.S. rebate provisions due to volume increases and changes in a U.S. government rebate program. During the nine months ended September 30, 2007, we recognized approximately $7.9 million for reimbursement we received related to rebates. We paid the rebates prior to October 2006 under the TRICARE rebate program, which was discontinued. This rebate program was reinstated for eligible sales beginning in January 2008.

Surgical

Global sales of our surgical products grew 19.9% (12.9% in constant currency) to $2,157.9 million in the nine months ended September 30, 2008, compared to 2007. Higher sales of intraocular lenses, as well as other cataract and vitreoretinal products (which include surgical equipment, devices and disposable products), accounted for the majority of the growth. The acquisition of a majority interest in WaveLight AG in November 2007 expanded sales of our refractive products for the nine months ended September 30, 2008.

Sales of intraocular lenses increased 22.0% in the nine months ended September 30, 2008. This increase reflected continued growth in the market and in our market share, as well as the shift in demand toward the *AcrySof*® *IQ* aspheric intraocular lens and advanced technology products, such as the *AcrySof*® *ReSTOR*® multifocal intraocular lens that corrects presbyopia and the *AcrySof*® *Toric* intraocular lens that corrects pre-existing astigmatism. In the third quarter of 2007, we began selling the *AcrySof*® *ReSTOR*® *Aspheric* apodized diffractive intraocular lens for the visual correction of aphakia. Global sales of advanced technology lenses grew 54.1% in the nine months ended September 30, 2008, compared to the same period in 2007.

Sales of other surgical products grew faster in the International markets due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products and introduction of products in additional markets. The growth came from sales of cataract procedure packs, phaco cassette packs, viscoelastics, vitreoretinal machine packs and other vitreoretinal disposables.

Refractive sales rose 198.0% to $90.0 million for the nine months ended September 30, 2008. Despite a decline in *LADARVision*® technology fees in 2008, refractive sales for the period increased as a result of third-party sales of WaveLight products and procedure fees. We acquired a controlling interest in WaveLight in November 2007.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care, artificial tears and other general eye care products, grew 10.1% (5.1% in constant currency) to $655.2 million in the nine months ended September 30, 2008.

Sales of our contact lens disinfectants increased 6.2% in the nine months ended September 30, 2008 compared to the same period in 2007. Sales growth of our contact lens disinfectants reflected market share gains after a major competitor withdrew one of its leading products from the market during the second quarter of 2007. The withdrawal created a surge in demand for alternate products. Since the competitor's recall, our *OPTI-FREE® RepleniSH®* lens disinfectant has continued to gain market share. We continue to introduce *OPTI-FREE® RepleniSH®* in additional International markets.

Sales of our artificial tears products grew 21.3% over the same period. Higher sales of *Systane* accounted for most of the growth. More than half of the sales growth for *Systane®* came from International markets reflecting the introduction of the product in additional markets, as well as continued growth in existing markets. In July 2008, we launched *Systane Ultra®* in the United States. Higher sales of *Tears Naturale®* in International markets provided the remaining growth.

Gross Profit

Gross profit increased 17.1% to $3,635.0 million in the nine months ended September 30, 2008 from $3,103.0 million in 2007. Gross profit increased as a percent of sales to 75.8% in the nine months ended September 30, 2008 from 75.1% in 2007, mainly due to $24.0 million of losses in 2007 related to the impairment discussed in note 6 to the condensed consolidated financial statements. Gross profit margin was negatively affected by costs related to the integration of WaveLight's operations (as well as the inclusion of WaveLight's gross margin in 2008), rebate variations related to certain government programs and geographic sales mix.

Operating Expenses

Selling, general and administrative expenses increased 20.7% to $1,512.1 million in the nine months ended September 30, 2008 from $1,252.4 million in 2007. Selling, general and administrative expense as a percentage of sales increased to 31.5% in 2008 from 30.3% in 2007, primarily due to costs for start-up of the new shared service center in Fribourg, Switzerland; investment in additional sales force staffing in the United States, Japan, certain western European countries, and emerging markets to support new product launches and/or increased direct selling share-of-voice competitiveness; and the integration and operating expenses of WaveLight.

Research and development expenses increased 14.1% to $461.3 million (or 9.6% of sales) in the nine months ended September 30, 2008 from $404.3 million (or 9.8% of sales) in 2007. The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines. Research and development expenses are expected to grow in dollars in future quarters, as we intend to increase our in-licensing and collaborative activities.

Amortization of intangibles decreased to $21.6 million in the nine months ended September 30, 2008, from $40.6 million in 2007. Amortization in 2007 included impairment losses of $8.7 million, discussed in note 6 to the condensed consolidated financial statements. Certain license agreements for pharmaceutical products became fully amortized, reducing amortization in the most recent period.

Operating Income

Operating income increased 16.7% to $1,640.0 million in the nine months ended September 30, 2008 from $1,405.7 million in 2007. This increase in 2008 reflected increased sales volume and favorable foreign exchange rates in 2008 and charges of $32.7 million related to the impairment in 2007. In addition, operating expenses grew at a slower pace than sales.

Alcon United States business segment operating income increased 5.2% to $1,185.4 million, or 55.4% of sales, in the nine months ended September 30, 2008 from $1,126.3 million, or 55.6% of sales, in 2007. Operating income as a percent of sales decreased slightly in 2008 as a result of sales force additions to support new product launches and strengthen our direct selling brand-building initiatives. The sales volume gains from these sales force additions were offset by contracting pharmaceutical markets for some of our key brand products. Other selling, general and administrative expenses also rose at a faster rate than U.S. sales growth, while amortization expense declined in the United States.

Alcon International business segment operating income increased 26.5% to $1,107.6 million, or 41.7% of sales, in the nine months ended September 30, 2008 from $875.4 million, or 41.6% of sales in 2007. In 2008, the operating income margin increased slightly although it reflected the addition of WaveLight, expansion of direct selling force to support pharmaceutical product launches and direct selling brand-building initiatives in Japan, selected markets in western Europe and emerging markets, and increases in provisions for uncollectible customer accounts.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation. In 2007, general corporate expenses included $32.7 million of losses related to impairment.

Interest and Other Income (Expenses)

Interest income increased 44.1% to $66.0 million in the nine months ended September 30, 2008 from $45.8 million in 2007, primarily as a result of increased cash and cash equivalents balances, partially offset by lower short term interest rates in 2008. Interest expense rose 47.2% to $45.2 million in the nine months ended September 30, 2008 from $30.7 million in 2007, resulting from increased borrowings, slightly offset by decreased interest rates.

Other, net, included gains (losses) on investments for the nine months ended September 30, 2008 and 2007 as follows:

	Nine months ended September 30,			
	2008		2007	
	(in millions)			
Realized gains (losses) on sale of equity and fixed income securities	$	(8.1)	$	17.3
Unrealized gains (losses) on investments classified as trading securities		(41.0)		2.5
Other		(2.2)		0.4
Total	$	(51.3)	$	20.2

Alcon and its subsidiaries invest cash flow generated from operations to fund ongoing operating expenses, research and development and long-dated corporate liabilities. The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income. The Company's long-dated liabilities are evaluated with the help of outside consultants and are offset by a portfolio of investments with similar durations and appropriate hurdle rates. Despite the significant weighting to cash, the Company does have material exposure to the following investment markets: fixed income securities, absolute return funds, senior secured bank loans, equities, and real estate investment trusts. The realized and unrealized losses on investments in the nine months ended September 30, 2008 reflect the downward pressure in the public markets in line with market indices.

Income Taxes

In the nine months ended September 30, 2008, the Company recognized net income tax benefits totaling $20.7 million compared to income tax expense of $239.7 million in the same period of 2007. During the third quarter of 2008, the Company reached agreement with the U.S. Internal Revenue Service on all issues surrounding the acquisition and liquidation of its investment in former Summit Autonomous, Inc., the Company's subsidiary responsible for its refractive research and manufacturing activities prior to November 2007. As a result of this agreement, the Company recognized tax benefits totaling $239.5 million related to losses on the value of this investment.

The net tax benefits for the nine months ended September 30, 2008 reflect the combined effects of (i) a net reduction of $277.1 for period items described below, (ii) product and geographic earnings mix, (iii) the expiration of the research and development credit at the end of 2007 and (iv) the Swiss tax benefits associated with the expansion of the Company's global administration operations. The reduction for period items includes (i) a reduction of $239.5 for losses associated with the Company's investment in Summit Autonomous, Inc. described above and (ii) reductions related to the progress on audit settlements, APA negotiations, the lapse of statutes of limitation and other minor items. In the nine months ended September 30, 2007, income taxes expense reflected a net reduction of $15.1 million for (i) period items related to audit settlements, advance pricing agreement negotiations, lapses of statutes of limitation and other minor items totaling $65.1 million and (ii) a provision of $50.0 million for withholding taxes on an intercompany dividend. In addition, the 2007 income taxes expense reflects the reversal of deferred tax liabilities at U.S. tax rates caused by the impairment losses taken in the first quarter of 2007.

Net Earnings

Net earnings increased 34.1% to $1,622.9 million in the nine months ended September 30, 2008 from $1,209.9 million in the same period in 2007. This increase resulted from 2008 sales growth and income tax benefits and the 2007 after-tax charges of $20.8 million related to impairment, partially offset by losses on investments in 2008.

Product Development

During the 2008 second quarter, the FDA issued an approvable letter informing the Company that additional information will be required to support the approval of *TobraDex*® *ST* ophthalmic suspension for the treatment of inflammatory ocular conditions for which a corticosteroid is indicated and where a superficial bacterial infection or risk of infection exists. The Company completed additional testing pursuant to the FDA's direction and submitted the data to the FDA in the third quarter of 2008.

On July 11, 2008, we announced that the Company terminated the development program designed to evaluate the benefit of anecortave acetate treatment on the risk for developing sight-threatening choroidal neovascularization secondary to age-related macular degeneration. The decision followed a planned interim analysis of studies that was performed after 2,546 patients had completed the 24 month time point. In this analysis, anecortave acetate showed no effect on the primary or secondary endpoints. In addition, the Company also terminated two smaller studies with an identical design that were being conducted in Asia.

The Company continues to study anecortave acetate administered as an anterior juxtascleral depot to reduce intraocular pressure in patients with open-angle glaucoma.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At September 30, 2008, the Company reported cash and cash equivalents of $2,491.0 million, total short term borrowings and debt of $1,367.7 million and consolidated shareholders' equity of $4,403.7 million. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland and Bermuda, while the Company's debt is borrowed in subsidiary operating companies located elsewhere.

At September 30, 2008, cash and cash equivalents included $707.0 million of short term securities held in a segregated custodial account of Lehman Brothers International (Europe), London pursuant to a Custody Agreement. Because Lehman Brothers International (Europe), London has filed for administration in England, the Company does not have access to these cash equivalents until the appointed administrators complete the process of reviewing Lehman Brothers International (Europe), London records and the custody arrangements and return the assets held in custodial accounts to their owners. Although no loss is expected and the Company anticipates the receipt of the cash equivalents within the next three months, the timing of the distribution is uncertain. This situation does not affect our ability to meet our liquidity needs and obligations.

A portion of the Company's assets was held and invested through an irrevocable Rabbi trust in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At September 30, 2008, the accompanying condensed consolidated balance sheet included net assets of the trust (cash and cash equivalents of $15.4 million, short term investments of $215.8 million and long term investments of $27.1 million) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

Cash Flows

During the nine months ended September 30, 2008, the Company generated operating cash flow of $1,695.1 million, primarily from net earnings, compared to $814.7 million in the same period of 2007. In 2007, $539.3 million of cash was used to purchase trading securities, which reduced operating cash flow in that period. In 2008 and 2007, a portion of the operating cash flow was used to pay dividends to common shareholders, as discussed under "Financing Activities," and for investing activities.

Investing Activities

Net cash used in investing activities in the nine months ended September 30, 2008 was $224.5 million. Sales of available-for-sale investments provided cash from investing activities to a lesser extent in 2008 than in 2007. Capital expenditures increased in 2008 and reduced net cash from investing activities. Our capital expenditures were principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure. Additions to intangible assets were discussed in note 7 to the condensed consolidated financial statements.

During 2007, we sold a portion of our available-for-sale investments receiving proceeds of $143.9 million and reinvested $69.6 million in other available-for-sale investments. These investments were primarily denominated in U.S. dollars. The Company has invested in a combination of debt, equity and other investments primarily to plan for obligations under certain deferred compensation arrangements and to generate additional returns within established risk parameters.

In April 2008, we announced plans to build a facility in Singapore that will manufacture pharmaceuticals to be distributed throughout most of Asia. We plan to break ground in 2009 with the 250,000 square foot facility being fully functional in 2012.

Financing Activities

During the nine months ended September 30, 2008, we decreased our short term borrowings by $437.9 million. Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

In February 2008, approximately 2.8 million stock options granted to employees in 2005 became exercisable. During 2008, approximately 1.9 million options were exercised, providing proceeds of $119.3 million to the Company.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that became exercisable in 2006 and 2005.

Since 2002, the Company's board of directors has authorized the purchase on the open market of up to 27 million Alcon common shares to, among other things, satisfy the exercise of equity awards granted to employees that are scheduled to become exercisable in 2007 through 2012. Through September 30, 2008, we cumulatively have purchased approximately 24.6 million Alcon common shares (including approximately 0.3 million shares in 2008) for $2,617.1 million (including $44.3 million in 2008).

To the extent such share purchases are not required for employee awards, the board may present the shares for approval of cancellation at future shareholders' meetings. At the annual general meeting on May 6, 2008, Alcon's shareholders approved the cancellation of approximately 7.7 million Alcon common shares that had been purchased as treasury shares, and the reduction in Alcon's share capital by a corresponding amount. After the fulfillment of certain formal Swiss requirements, the cancellation became effective in August 2008.

In March 2008, as a result of the agreement between Nestlé S.A. and Novartis AG discussed in note 13 to the condensed consolidated financial statements, the Company terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1.1 billion of Alcon common shares. Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.0 million. The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with U.S. Securities Exchange Act of 1934 Rule 10b-18.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of September 30, 2008, the Company had remaining authorization to purchase up to 2.6 million shares. In April 2008, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs. As discussed in note 13 to the condensed consolidated financial statements, in September 2008, the Company announced that it intends to purchase from the public up to 1 million Alcon common shares by December 31, 2008 to cover vesting and exercises of instruments under its employee equity compensation awards. Neither Nestlé nor Novartis will participate in this program and their ownership interests are not expected to change materially as a result of these share repurchases.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. On May 22, 2008, we paid a dividend of CHF 2.63 per common share, or approximately $2.50 per common share at the exchange rate in effect on May 22, 2008, totaling $749.7 million. This total excluded $0.4 million of dividends that subsequently will be paid in shares upon withdrawal of Alcon common shares from the Alcon Executive Deferred Compensation Plan.

Capital Resources

We expect to meet our current liquidity needs primarily through cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through operating cash flows and through issuances of commercial paper under the facility described below, or other debt, the combination of which we believe would be sufficient, even if our sales were adversely affected as compared to expectations.

Credit and Commercial Paper Facilities

As of September 30, 2008, the Company had credit and commercial paper facilities totaling approximately $3.2 billion available worldwide, including a $2.0 billion commercial paper facility. As of September 30, 2008, $805.3 million of the commercial paper was outstanding at an average interest rate of 2.2% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In the event that Novartis AG acquires Nestlé's remaining 52% ownership of Alcon pursuant to the options discussed in note 13 to the condensed consolidated financial statements, the parties have agreed that the Company would cease to issue new commercial paper under Nestlé's commercial paper guarantee. However, Nestlé's guarantee would remain valid for up to 18 months for commercial paper issued prior to Novartis' acquisition of the majority of Alcon's common shares.

We pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($47.9 million) maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's-length transaction. The loan contains a provision that may accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

The Company also had available commitments of $394.5 million under unsecured revolving credit facilities with Nestlé and its affiliates; at September 30, 2008, $136.8 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $777.3 million under which there was an aggregate outstanding balance of $371.1 million at September 30, 2008. Most of the credit facilities with Nestlé and third parties have terms for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 4.7% at September 30, 2008.

Valuation of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Company has hired investment managers to invest funds in liquid, short term high-quality fixed income investments or equity securities. The portfolios are held at a global custodian and priced using broker/dealer quotes in active markets. The pricing on these securities has not been adjusted by the Company. We have reviewed our global custodian's pricing source hierarchy, which details the preferred pricing source for each asset class. Additionally, our global custodian utilizes a combination of indicative bid, ask/offer quotes to price these securities. Due to the nature of the pricing sources, the Company has classified these investments as either Level 1 or Level 2.

As indicated in note 5 to the condensed consolidated financial statements, financial assets presented at fair value and categorized as Level 3 were corporate investments held in funds professionally managed by investment advisors. These Level 3 financial assets were marked to net asset values furnished in statements received from fund custodians, who reflect valuations conducted according to their respective fund pricing policies and asset types. The Company evaluated these pricing policies utilized by the investment advisors and validated certain fair value measurements. The financial liabilities presented at fair value and categorized as Level 3 were interest rate derivatives recognized after the Company's acquisition of a majority stake in WaveLight in November 2007.

Financial assets and liabilities presented at fair value and categorized as Level 3 were generally consistent as of September 30, 2008, as compared with December 31, 2007. The table presented below summarized the Company's Level 3 assets and liabilities at September 30, 2008 and December 31, 2007:

	September 30, 2008	December 31, 2007
	(in millions)	
Level 3 assets	$ 294.8	$ 485.5
Less: Level 3 derivative liabilities	(0.1)	(2.5)
Level 3 assets (net of derivative liabilities)	$ 294.7	$ 483.0
Total assets	$ 7,494.6	$ 7,015.6
Total financial assets measured at fair value	$ 629.0	$ 714.9
Less: derivative liabilities measured at fair value	(2.1)	(4.8)
Financial assets measured at fair value (net of derivative liabilities)	$ 626.9	$ 710.1
Level 3 assets as a percent of total assets	4%	7%
Level 3 assets as a percent of total assets measured at fair value	47%	68%
Level 3 assets (net of derivative liabilities) as a percent of assets measured at fair value (net of derivative liabilities)	47%	68%

For a further discussion regarding the measurement of financial instruments, see note 5 to the condensed consolidated financial statements.

Market Risks

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At September 30, 2008, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our 5 largest customers in the United States to represent in the aggregate approximately 13% of the outstanding balance of our total accounts receivable. Sales to one customer of the United States business segment represented $503.1 million of the Company's consolidated sales in the nine months ended September 30, 2008.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, transactions range in duration from one to five years and in principal amount from $15,000 to $350,000. We conduct credit analysis of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 21 years, we have offered financing programs for surgical equipment and losses have not been material to our operations. In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use foreign currency derivative financial instruments as risk management tools.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged. A number of these contracts are executed through Nestlé to take advantage of its expertise and economies of scale.

While we hedge some non-U.S. dollar currency transactions, if non-U.S. dollar currencies were to decline, such a decline may adversely affect our ability to contract for product sales in U.S. dollars because our product may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

New Accounting Standards

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), "Business Combinations," that revised SFAS No. 141, "Business Combinations," which requires that the purchase method of accounting be used for all business combinations. The revised SFAS requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at "full fair value." Under this statement, all business combinations will be accounted for by applying the acquisition method. The statement is effective for periods beginning on or after December 15, 2008. Earlier application is prohibited. The statement will be applied to business combinations occurring after the effective date.

Contemporaneously, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51." This statement addresses the accounting and disclosures related to minority interests and other noncontrolling interests and is effective for fiscal years and interim periods beginning on or after December 15, 2008. Earlier adoption is prohibited.

Because of the extensive effort needed to comply with adopting SFAS Nos. 141 (revised) and 160, reasonably estimating the impact of adopting these statements on our financial statements is not practicable at the date of this report.

At its December 12, 2007 meeting, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on EITF Issue No. 07-1, "Accounting for Collaborative Arrangements." Companies in the biotechnology or pharmaceutical industries may enter into agreements with other companies to collaboratively develop, manufacture and market a drug candidate. In some cases, collaborative agreements are entered into between a smaller biotechnology or pharmaceutical company that is conducting research and development activities on a particular drug candidate and a large, established pharmaceutical company. In other cases, two large established pharmaceutical companies will enter into a collaborative agreement to mitigate a risk or combine two existing drugs into a new single dose drug. The focus is on (i) how to determine whether a collaborative agreement is within the scope of this issue; (ii) how costs incurred and revenue generated on sales to third parties should be reported by the partners to joint development agreements in each of their respective income statements; (iii) how sharing payments made to, or received by, a partner pursuant to a collaborative agreement should be presented in the income statement; and (iv) the disclosures that should be required, if any, related to the combined sales and expenses of the partners to a collaborative agreement that are used to compute the payments made/received. The EITF decided to change the effective date of this issue to become effective for fiscal years beginning after December 15, 2008. The Company continues to review this consensus and has not yet determined the impact, if any, of its adoption on the Company's results of operations or financial position.

In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 07-1, "Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies." The SOP defines investment companies for the application of the AICPA Audit and Accounting Guide on investment companies and provides guidance about whether an investment company's parent should retain investment-company accounting in its consolidated financial statements. Under investment-company accounting, most assets are carried at fair value with changes in fair value reflected currently in earnings. The SOP was scheduled to be effective for fiscal years beginning on or after December 15, 2007. At its February 14, 2008 meeting, the FASB adopted FASB Staff Position No. SOP 07-1-1 that indefinitely defers the effective date of SOP No. 07-1, to allow the FASB time to address certain implementation issues. The Company has reviewed this SOP and does not expect that the impact, if any, of the SOP on the Company's results of operations or financial position will be significant.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities." This statement requires enhanced disclosures about an entity's derivative and hedging activities. Enhanced disclosures include (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages but does not require comparative disclosures for earlier periods at initial adoption. The Company continues to review this statement and has not yet determined the impact, if any, of its adoption on the Company's results of operations or financial position.

In April 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 142-3, "Determination of the Useful Life of Intangible Assets." This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." The FSP is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company has reviewed this FSP and does not expect significant changes to the useful lives of its intangible assets; however, there may be additional information disclosed in the footnotes regarding those assets.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles. The statement is effective 60 days following the U.S. Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to Auditing Standards Section No. 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In June 2008, the FASB issued FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP requires share-based compensation awards that qualify as participating securities to be included in basic earnings per common share using the two-class method. Participating securities are securities that may participate in undistributed earnings with common stock in its current form, whether the participation is conditioned upon the occurrence of a specific event or not. FSP No. EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 and is to be applied retrospectively. The adoption of this FSP is not expected to have a material effect on the Company's financial statements.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency monetary assets and liabilities resulting from changes in exchange rates. Foreign currency forward contracts are used primarily to hedge intercompany receivables and payables. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on the derivative contracts substantially offset losses and gains on the underlying assets and liabilities being hedged.

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates. Because we target hedging less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations would primarily offset gains or losses on the underlying foreign currency assets or liabilities. Regarding foreign currency forward contracts, an instantaneous 10% decline in foreign exchange rates at September 30, 2008 would have decreased our earnings before income taxes by approximately $5.0 million.

For foreign currency markets, a strengthening U.S. dollar may make our products more expensive to purchase and therefore adversely affect our ability to contract for product sales in U.S. dollars. At September 30, 2008, the financial instruments were as follows:

$212.1 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany receivables and loans (denominated in various currencies) held by a Swiss subsidiary.

$107.3 million equivalent notional amount of foreign currency swap agreements intended to offset exposure resulting from intercompany loans denominated in Japanese yen in our Belgian and Italian subsidiaries.

$2.3 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$31.5 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany loans (denominated in euros and British pounds sterling) held by Alcon.

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks that could impact our results of operations and financial position. At September 30, 2008, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.9% at September 30, 2008) instrument. At September 30, 2008, the fair value of the interest rate swap was $0.6 million, based on market data including the relevant interest rate. The equivalent notional principal amount at September 30, 2008 was $47.9 million.

At September 30, 2008, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

Variable Rate Instruments	Fair Value/ Notional Amount (in millions)
Assets:	
Cash and Cash Equivalents - Variable Rate	$ 2,491.0
Liabilities:	
Short Term Debt - Variable Rate	1,313.2
Interest Rate Swaps - Variable Rate	47.9

Annual Pretax Earnings Effect on Above Variable Rate Instruments of	1% Decrease in Rates	1% Increase in Rates
	(in millions)	
Assets	$ (24.9)	$ 24.9
Debt	13.1	(13.1)
Swaps	0.5	(0.5)
Total	$ (11.3)	$ 11.3

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed within specific risk parameters. The market value of the Company's fixed income portfolios classified as available-for-sale investments was $147.3 million at September 30, 2008, of which $90.3 million were senior secured bank loans and $57.0 million were mortgage-backed securities. The market value of the Company's fixed income portfolios classified as trading securities was $274.6 million at September 30, 2008, of which $221.1 million were global fixed income and $53.5 million were senior secured loans.

Equity and Other Market Risk

We purchase investments in equity securities, hedge funds and real estate investment trusts ("REITs") as part of our overall investment strategy for corporate liquidities. The Company's equity investments are professionally managed by firms with long term performance records. Investment managers are required to operate within guidelines established by the Company, and asset allocation and performance are monitored regularly. At September 30, 2008, the fair value of the Company's equity securities, hedge funds and REITs were $27.1 million, $151.0 million and $25.5 million, respectively. The equity securities were classified as available-for-sale, while the hedge funds and REIT investments were classified as trading securities.

The values of these investments are subject to market price volatility. The following table shows the potential impact to the fair value of this portion of the investment portfolio assuming a hypothetical change in value of each security of a decline and an increase of 10%.

	Value of Securities Given Hypothetical 10% Decline in Price of All Securities	Fair Value as of September 30, 2008	Value of Securities Given Hypothetical 10% Increase in Price of All Securities
	(in millions)		
Equities	$ 24.4	$ 27.1	$ 29.8
Hedge Funds	135.9	151.0	166.1
REIT	22.9	25.5	28.1
Total	$ 183.2	$ 203.6	$ 224.0

While actual market prices for individual securities of this type can be volatile, this sensitivity assumes that all securities in the portfolio exhibit the same volatility concurrently. Security market prices change in a more complex fashion than presented. The Company's investment portfolio, of which these investments are a component, has been constructed to generate returns within established risk parameters deploying asset classes whose returns are not perfectly correlated.

ITEM 4.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases made during the nine-month period ended September 30, 2008 by or on behalf of Alcon or any "affiliated purchaser" of Alcon common shares that are registered pursuant to Section 12 of the Exchange Act.

PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased (a)(b)(c)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a)(b)(c)	Maximum Number of Shares That May Yet Be Purchased under the Plans or Programs (d) (e)
January 1 to 31, 2008	731	$ 143.03	731	2,734,035
February 1 to 29, 2008	645	146.03	645	2,733,390
March 1 to 31, 2008	158,531	133.44	158,531	2,724,859
April 1 to 30, 2008	192	142.30	192	2,724,667
May 1 to 31, 2008	--	--	--	2,724,667
June 1 to 30, 2008	--	--	--	2,724,667
July 1 to 31, 2008	--	--	--	2,724,667
August 1 to 31, 2008	--	--	--	2,724,667
September 1 to 30, 2008 (f)	134,924	170.04	134,924	2,589,743
Total	295,023	150.24	295,023	N/A

(a)   Based on settlements occurring within the month.

(b)   Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(c)   In addition to the purchases disclosed in this table, during 2008 the Company also acquired 14,194 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)   On February 7, 2007, Alcon's board of directors authorized the purchase in the market of up to 5,000,000 Alcon common shares. Following acquisition, these shares may be used to satisfy share-based awards and/or presented for cancellation and retirement to the extent approved by Alcon's shareholders.

On September 7, 2007, Alcon's board of directors authorized another purchase in the market of up to an additional 2,000,000 Alcon common shares. The Company plans to use the acquired shares to cover expected future exercises of employee share-based awards. From time to time, the Company may purchase shares in the open market.

(e)   In March 2008, as a result of the agreement between Nestlé and Novartis discussed in note 13 to the condensed consolidated financial statements, the Company terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1.1 billion of Alcon common shares. Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.0 million. The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with U.S.

Securities Exchange Act of 1934 Rule 10b-18.

Because this program was defined in U.S. dollars rather than a number of shares, no amount was included in the "Maximum Number of Shares That May Yet Be Purchased under the Plans or Programs" in the above table. The 150,000 shares were included in the other columns of the table.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of September 30, 2008, the Company had remaining authorization to purchase up to approximately 2.6 million shares. In April 2008, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs. As discussed in note 13 to the condensed consolidated financial statements, in September 2008, the Company announced that it intends to purchase from the public up to 1 million Alcon common shares by December 31, 2008 to cover vesting and exercises of instruments under its employee equity compensation awards.

(f)   At September 30, 2008, the Company had committed in the open market to purchase 45,000 Alcon common shares at an average price per share of $167.88 that did not settle until October 2008. These transactions were not included in any of the purchases shown in the above table.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," " should," "could" "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon's subsidiaries. *Cipro*® and *CIPRODEX*® are registered trademarks of Bayer AG, licensed to Alcon by Bayer HealthCare AG. Moxifloxacin, the primary ingredient in *Vigamox*®, is licensed to Alcon by Bayer HealthCare AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   October 23, 2008   By   /s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact

Date   October 23, 2008   By   /s/ Martin Schneider
Name: Martin Schneider
Title: Attorney-in-Fact